UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Franchise Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	27-3561876
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1716 Corporate Landing Parkway Virginia Beach, Virginia	23454
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. [ ]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. [ ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates: ____________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The class of securities to be registered hereby is the common stock, par value $0.01 per share (the “Common Stock”), of Franchise Group, Inc., a Delaware corporation (the “Company”). The following is a summary of our capital stock and certain terms of our Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our certificate of designation of the voting non-economic preferred stock (the “Voting Non-Economic Preferred Stock”) of the Company, as amended and together with that certain Certificate of Increase, dated September 30, 2019 (the “Certificate of Designation”), our Second Amended and Restated Bylaws (the “Bylaws”) and that certain Registration Rights Agreement, dated July 10, 2019, as amended as of September 30, 2019 and October 23, 2019, with certain of our investors listed on Schedule I thereto (the “Registration Rights Agreement”). This discussion summarizes some of the important rights of our stockholders but does not purport to be a complete description of these rights and may not contain all of the information regarding our capital stock that is important to you. The descriptions herein are qualified in their entirety by reference to our Certificate of Incorporation, Certificate of Designation, Bylaws and Registration Rights Agreement, copies of which are filed with the Securities and Exchange Commission (the “SEC”), and applicable law. References herein to “we,” “us,” “our,” “the Company,” “the Registrant,” or “Franchise Group” refer to Franchise Group, Inc.

General

Our current authorized capital stock consists of 180,000,000 shares of Common Stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 1,886,667 shares are designated as shares of our Voting Non-Economic Preferred Stock. As of November 12, 2019, we had outstanding 19,693,981 shares of Common Stock and 1,886,667 shares of Voting Non-Economic Preferred Stock.
Common Stock
Dividends and Distributions. Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of Common Stock are entitled to share equally, on a per share basis, in dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the board of directors with respect to the Common Stock out of assets or funds of the Company legally available for dividends.

Liquidation. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Common Stock are entitled to share equally, on a per share basis, in all assets of the Company of whatever kind available for distribution after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of Preferred Stock.

Voting Rights. Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record as of the applicable record date on any matter submitted to a vote of the stockholders of the Company.

Fundamental Transactions. In connection with certain fundamental transactions, all holders of Common Stock are entitled to receive consideration in the same form and of the same kind and amount, calculated on a per share basis.

Related Person Transactions. Certain transactions with persons owning 20% or more of the outstanding Common Stock are subject to (i) the approval of 66-2/3% of the voting power of the Company’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements.

Preferred Stock

Liquidation. The Voting Non-Economic Preferred Stock has no economic rights other than to receive $0.01 per share of Voting Non-Economic Preferred Stock upon the liquidation, dissolution or winding up of the Company prior to any distribution of assets to holders of Common Stock or any other class of capital stock of the Company ranking junior to the Voting Non-Economic Preferred Stock in connection with such liquidation, dissolution or winding up of the Company. As a result, there are no restrictions on the repurchase or redemption of shares of Preferred Stock while there is any arrearage in the payment of dividends or sinking fund installments.

Voting Rights. With respect to all meetings of the Company’s stockholders at which the holders of Common Stock are entitled to vote and with respect to any written consent sought by the Company or any other person from the holders of Common Stock, the holders of Voting Non-Economic Preferred Stock will vote together with the holders of Common Stock as a single class, except as otherwise required under non-waivable provisions of the Delaware General Corporation Law (the “DGCL”), and the holders of Voting Non-Economic Preferred Stock are entitled to cast five votes per share of Voting Non-Economic Preferred Stock held on any such matter. Until the date on which no shares of Voting Non-Economic Preferred Stock are outstanding, the Company is prohibited, without the prior affirmative vote or written consent of the holders of a majority of the issued and outstanding shares of Voting Non-Economic Preferred Stock, from changing, amending, altering or repealing any provision of the Certificate of Incorporation or the Bylaws, whether by merger, consolidation or otherwise, or creating a new series of Preferred Stock or issuing any other securities, in each case to the extent any such action would have a material and disproportionate adverse effect on the voting rights of the holders of Voting Non-Economic Preferred Stock relative to the voting rights of the holders of Common Stock.

Redemption and Exchange. One-fifth of a share of Voting Non-Economic Preferred Stock, together with one common unit of Franchise Group New Holdco, LLC (“New Holdco”), is redeemable at the election of the holder, following the expiration of an initial six-month lockup period, for one share of Common Stock in accordance with the Certificate of Designation and the First Amended and Restated Limited Liability Company Agreement of New Holdco, dated as of July 10, 2019, by and among New Holdco and its members, as amended, restated or otherwise modified from time to time (the “New Holdco LLC Agreement”), a copy of which is filed with the SEC.

Transfer Restrictions. Subject to certain exceptions set forth in the New Holdco LLC Agreement, Voting Non-Economic Preferred Stock may not be transferred, in whole or in part, by any holder directly or indirectly without the prior written consent of the Company. To the extent that a holder of common units of New Holdco transfers any of its New Holdco common units in accordance with the New Holdco LLC Agreement, the holder is required to transfer one-fifth of a share of Voting Non-Economic Preferred Stock for each New Holdco common unit transferred, to the same transferee of such New Holdco common unit.

Our board of directors may in the future, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 18,113,333 shares of Preferred Stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which could adversely affect the rights of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of additional Preferred Stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no present plan to issue any additional shares of Preferred Stock.

Registration Rights

We are party to the Registration Rights Agreement with certain of our investors granting such investors certain registration rights as set forth below. The registration of shares of our Common Stock pursuant to the exercise of registration rights described below would enable the holders of these shares to trade these shares without restriction under the Securities Act of 1933, as amended, when the applicable registration statement is declared effective. We will pay certain of the registration expenses of the shares registered pursuant to the Form S-3, demand and piggyback registrations described below.

Form S-3 Registration

Pursuant to the Registration Rights Agreement, on or before December 20, 2019, we are required to register the shares of Common Stock held by certain of our investors (the “Registrable Shares”) on a “shelf” registration statement on Form S-1 or Form S-3 if we are eligible to do so at such time (the “Form S-3”) and to maintain the effectiveness of such registration statement until no shares remain registrable pursuant to the Registration Rights Agreement.

Demand Registration Rights

Pursuant to the Registration Rights Agreement, certain holders of Common Stock are entitled to certain demand registration rights. During a period in which a shelf registration statement covering the Registrable Shares is effective, if any of Tributum, L.P., Vintage Tributum, L.P., Vintage Capital Management, LLC, Samjor Family LP, Vintage RTO, L.P., Stefac LP, Brian Kahn and Lauren Kahn, as tenants by the entirety, and B. Riley FBR, Inc., or certain of their respective affiliates (each, a “Vintage Group Member”) holding any Registrable Shares delivers notice to the Company stating that it and/or one or more other holders of Registrable Shares (such Vintage Group Member, together with such other holders, the “Participating Investors”) intend(s) to effect an underwritten public offering of all or part of its or their Registrable Shares included on the shelf registration statement (a “Demand Underwritten Offering”), the Company is required to use its reasonable best efforts to amend or supplement the shelf registration statement or related prospectus as may be necessary in order to enable such Registrable Shares to be distributed pursuant to the Demand Underwritten Offering. The holders of Registrable Shares are only entitled to offer and sell their Registrable Shares pursuant to a Demand Underwritten Offering if the aggregate amount of Registrable Shares to be offered and sold in such offering by the Participating Investors is reasonably expected to result in aggregate gross proceeds (based on the current market price of the number of Registrable Shares to be sold) of not less than $25 million.

Piggyback Registration Rights

In the event that the Company proposes to publicly sell or register for sale any of its securities in an underwritten offering pursuant to a registration statement under the Securities Act (other than a registration statement on Form S-8 or on Form S-4) (a “Piggyback Registration”), the Company is required to give prompt written notice to the holders of Registrable Securities of its intention to effect such sale or registration and, subject to certain exceptions, is required to include in such transaction all Registrable Shares with respect to which the Company has received a written request from any holder of Registrable Shares or inclusion therein within ten business days after the receipt of the Company’s notice.

Certificate of Incorporation and Bylaws

Certain provisions of the DGCL and our Certificate of Incorporation and Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions are designed in part to allow management to continue making decisions for the long-term best interest of Franchise Group and all of our stockholders and encourage anyone seeking to acquire control of us to first negotiate with our board of directors.

Our Bylaws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. The advance notice provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock in our Certificate of Incorporation makes it possible for the board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change our control. Our Certificate of Incorporation also provides that certain transactions with persons owning 20% or more of the outstanding Common Stock are subject to (i) the approval of 66-2/3% of the voting power of the Company’s capital stock held by unaffiliated stockholders, (ii) the approval of independent directors or (iii) the satisfaction of certain price requirements. Finally, our Bylaws specify that special meetings of our stockholders can be called only by our board of directors, the Chair of our board of directors, or holders of at least 20% of the shares that will be entitled to vote on the matters presented at such special meeting, which restricts the ability of our stockholders to meet and act outside of regularly scheduled meetings of the board of directors, adding delay to attempts to change our control.

Our Certificate of Incorporation does not give the stockholders the right to cumulative voting in the election of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the board of directors or influence the board of directors’ decision regarding a takeover.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. They are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. In addition, these provisions are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the value of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We have elected not to be governed by Section 203 of the DGCL (“Section 203”). Section 203 regulates corporate acquisitions and provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder unless:

•	prior to such time, the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the corporation’s outstanding voting stock at the time the transaction commenced, other than statutorily excluded shares; or

•
at or after the time a person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

The term “business combination” is defined to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders.

Limitations of Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability:

•	for breach of the duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (relating to unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.

The Certificate of Incorporation and Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law. The limitation of liability and indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, an investment in the Common Stock may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers in accordance with these indemnification provisions.

Exclusive Forum

The Certificate of Incorporation provides that unless the Company otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, any action asserting a claim against the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or Bylaws, or any action asserting a claim against the Company governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a judicial forum (other than in a Delaware court) that it finds preferable for disputes with the Company and its directors, officers or other employees.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, employee benefit plans and rights plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock and Voting Non-Economic Preferred Stock is EQ Shareowner Services.

Item 2. Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Company are registered on The Nasdaq Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FRANCHISE GROUP, INC.

By:	/s/ Eric F. Seeton
Name:	Eric F. Seeton
Title:	Chief Financial Officer

Dated: November 13, 2019